                                                                                                   Exhibit 99.1

                                                 Explanatory Note

Pursuant to that certain stock option agreement, dated January 26, 2006, Mr. Devine was awarded 300,000 option shares.  The option shares will vest and become exercisable 20% per year starting from the first anniversary of the grant date.

Mr. Devine also was awarded 30,000 shares of Class A Common Stock, which shall vest monthly and shall be fully vested at January 23, 2007.